EXHIBIT 99.2

BC FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: Schedules B & C

ISSUER DETAILS:

Name of Issuer	IMAGIS TECHNOLOGIES INC.
For Quarter Ended	September 30, 2002
Date of Report	November 13, 2002
Issuer Address	1300 - 1075 West Georgia Street Vancouver, British Columbia V6E 3C9
Issuer Fax Number	(604) 684-4601
Issuer Telephone Number	(604) 684-2449
Contact Name	Michael O'Connor
Contact Position	Director of Investor Relations
Contact Telephone Number	(604) 684-2449
Contact Email Address	michaelo@imagistechnologies.com
Web Site Address	www.imagistechnologies.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Iain Drummond Name of Director	"Iain Drummond" Sign (typed)	**** Dated Signed (YY/MM/DD)

Altaf Nazerali Name of Director	"Altaf Nazerali" Signed (typed)	**** Dated Signed (YY/MM/DD)

SCHEDULE B:   SUPPLEMENTARY INFORMATION

1.	Analysis of expenses

a)	Cost of materials

	Supplies and services	122,998
	Customs, duty and freight	1,698
	Consulting and commissions	49,883

	Total	$174,579

b)	Administration expenses

	Bank charges and interest, net	8,978
	Consulting fees	582,391
	Foreign exchange	(51,632)
	Office and rent	628,862
	Insurance	136,252
	Management fees	137,745
	Salaries and benefits	134,142
	Stock based compensation	275,519
	Professional fees	296,698
	Shareholder relations and regulatory filings	431,602
	Travel and entertainment	322,789

	Total	$ 2,903,346

2.	Related party transactions

	Salaries for four officers	$ 309,793
	Consulting fee paid to directors	167,466
	Management fees for five officers or directors	121,517

	Total	$ 598,776

3.	Summary of securities issued and options granted during the three month period ended September 30, 2002

a)	Summary of securities issued during the period:

Date of Issue	Type of Security	Type of Issue	Number or Amount	Price	Total Proceeds
07/08/02	Common	Private placement	1,166,667	$2.28	$2,660,001
07/12/02	Common	Option exercise	30,000	$1.00	$ 30,000
09/06/02	Common	Option exercise	75,000	$0.30	$ 22,500

b)	Options/warrants granted during the period:

Date of Grant	Type of Issue	Number	Name	Exercise Price	Expiry Date
07/08/02	Warrants	291,667	Private placement	2.28	07/07/04
06/30/02	Option	195,000	Employees	2.35	06/30/07
07/31/02	Option	385,000	Employees	2.35	07/31/07
08/31/02	Option	300,000	Employee	1.50	08/31/07

3.	Summary of securities as at September 30, 2002

a)	Authorized share capital: 100,000,000 common shares without par value

b)	Number and recorded value for shares issued and outstanding:

Issued and Outstanding Balance September 30, 2002	No. of shares 19,354,370	Amount $15,691,401

c)	Description of options, warrants and convertible securities outstanding:

Options

Number of common shares issuable	Exercise Price	Date of Expiry

155,000	$0.30	July 6, 2003
962,999	$1.00	Feb. 25, 2004 to Aug. 30, 2006
534,500	$1.50 to $2.35	Sept. 2, 2005 to May 14, 2006
418,495	$2.24 to $2.97	Feb. 8, 2004 to March 4, 2007
200,000	$2.35	May 15, 2007
580,000	$2.35	June 30, 2007 to July 31, 2007
300,000	$1.50	Aigist 31, 2007
3,150,994
Warrants

Number of common shares issuable	Exercise Price	Date of Expiry

133,334	$1.25	February 23, 2003
114,666	$2.25	November 9, 2002
508,218	$2.55	November 9, 2002
15,633	$2.17	November 9, 2002
50,000	$2.20	January 18, 2004
291,667	$2.28	July 24, 2004
1,113,518

3.	Summary of securities issued as of September 30, 2002, continued

c)	Description of options, warrants and convertible securities outstanding:

Convertible Securities

On November 9, 2001, 1,427,682 special warrants were sold at a price of $2.17 per special warrant, each of which entitles the holder, upon exercise and without payment of further consideration, to acquire one common share of the Company and one-half of one common share purchase warrant (the “Warrants”) of the Company. Each whole warrant will entitle the holder to purchase one common share of the Company at a price of $2.55 for a period of one year from the date the underlying shares are qualified for resale.

         As at September 30, 2002, 576,037 of these special warrants remained unconverted.

4.	List of directors and officers as of November 12, 2002:

Oliver "Buck" Revell - Chairman and a Director
Iain Drummond - President, Chief Executive Officer and a Director
Ross Wilmot - Vice President, Finance and Chief Financial Officer
Altaf Nazerali - Director
Rory Godinho - Secretary
Andy Amanovich - Chief Technology Officer
Roy Trivett - Director
Richard Katrusiak - Vice President Sales
Murray Jamieson - Vice President Product Development
Robert Gordon - Director
Deepak Chopra - Director
Treyton Thomas - Director

SCHEDULE C: MANAGEMENT DISCUSSION

DESCRIPTION OF BUSINESS

Forward-Looking Statements:

Statements in this Quarterly report about the Company’s future results, levels of activity, performance, goals or achievements or other events constitute forward-looking statements. These statements involve known or unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward–looking statements. These factors include, among others, those described in connection with the forward-looking statements, and the factors described under the heading “Risk Factors” in Exhibit 99.1 to this Quarterly Report, which is hereby incorporated by reference. In some cases, you can identify forward-looking statements by the Company’s use of words such as “may,” “will,” “should,” “could,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative or other variations of these words, or other comparable words or phrases.

Although the Company believes the expectations reflected in its forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements or other future events. Moreover, neither the Company nor anyone else assumes responsibility for the accuracy or completeness of such forward- looking statements. The Company is under no duty to update any of our forward-looking statements after the date of this filing. You should not place undue reliance on forward-looking statements.

Unless otherwise indicated, all references herein are to Canadian Dollars.

About Imagis

Imagis Technologies Inc. is a developer and marketer of software applications and advanced biometric facial recognition software solutions both as products and as a Software Development Kit. These applications provide a range of security solutions in various industry sectors including airports, law enforcement, customs, immigration and other government agencies, and gaming. The Company currently has well over a hundred installations, including Toronto’s Pearson International Airport, the world’s 16th busiest airport. The Company markets its products through a network of business partners located in North America, Asia, Europe and Latin America, and has installations in the U.S., Canada, Mexico and the UK.

ID-2000 — Image Detection and Biometric Facial Recognition

This software technology has enabled the Company to enter the biometric market.

ID-2000 is a facial recognition software system designed for the law enforcement, airport security, gaming and security industries that captures an offender’s image, typically via a video camera, and then creates a biometric code that can be compared to other encoded images in a database. ID-2000 allows an individual in a database to be identified in seconds, using only an image or photograph as the search criterion. Matching records will be displayed as a list, together with their associated thumbnail images. From this list, any record can be selected and full details, together with a full size image, will be displayed. Extensive linkages enable the database to be mined to display details, such as aliases, known associates and vehicles, as well as images of other distinguishing features, such as marks, scars and tattoos. Where appropriate, details such as previous crimes or gang memberships can also be displayed. ID-2000 also works with Casino-ID and Envisage for use in the gaming and security sectors.

ID-2000 is also available as a Software Development Kit, or SDK, which is designed to enable developers at the Company’s business partners to integrate its facial recognition capabilities into their own applications.

In addition, the Company has adapted its facial recognition software to include the identification of non-facial objects in background imagery and personally identifiable markings, such as tattoos. The biometric solution purchased by the UK’s National Crime Squad, which incorporates these features, will be used to crack down on international online child pornography.

Secure-ID (Airport Security)

Secure-ID is designed to use ID-2000 to scan the faces of travellers entering or leaving an airport, isolate individual faces, encode them and match them against a database of serious criminals or known terrorists. A variation on the system is already in use at Toronto’s Pearson International Airport, where the Royal Canadian Mounted Police have successfully used it to identify wanted individuals trying to enter Canada.

Secure-ID uses standard surveillance cameras and requires no manual intervention. While it is possible to identify individuals in a crowd, cameras should be positioned where they can obtain clear images, such as the check-in desk, metal detector, gate and so on. Where there is a possible match, a monitor in the security office will display the image of the passenger, together with the image of the possible match in the database. The security officer at the screen will visually compare the two images and, if they match, take appropriate action.

CABS –  Computerized Arrest & Booking System

CABS is an integrated information and imaging system developed for the Royal Canadian Mounted Police (“RCMP”) and other law enforcement agencies. CABS currently has separate modules for offenders, non-offenders, staff and evidence. The offender module automates booking activities and reports, the production of mugshots and the generation of line-ups. Pictures of criminal suspects, as well as their marks, scars, tattoos and fingerprints, are all captured in the offender module of CABS. The non-offender module provides an electronic database of persons, such as teachers and day-care providers, who are required to be registered with the police. The staff module provides for the creation and management of staff identification. The evidence module provides for electronic management of photographs of evidence obtained in connection with a criminal arrest.

The CABS system is designed to collect the same information that would be recorded manually during a traditional booking situation and to store all of the information and photo images that are required in connection with arresting and prisoner reports. Compared to manual bookings, CABS offers the following advantages:

•	captures more information than manual booking systems and allows the information to be retrieved quickly from multiple locations;

•	allows offender information to be used for multiple inquiries and report generating purposes;

•	generates automated line-ups based on user-specified criteria;

•	provides a variety of required reports and other documents with the offender’s photograph;

•	allows the collection and retrieval of photographs of the offender, including identifying physical marks such as tattoos, scars and other markings;

•	creates a database of offender information for access in the case of subsequent arrests or for generation of suspect lists;

•

can be integrated with livescan electronic fingerprinting systems and with other computer software systems; and • integrates with key dispatch systems, digital composite drawing programs and digital fingerprint systems to provide a complete police information management system.

CABS advanced data sharing capabilities allow different authorities to access decentralised information. The Company has recently implemented its first regional data sharing system. This allows RCMP detachments to share live information entered by their individual detachments. The major advantage of this data sharing system is that it allows one detachment to search a larger database containing offender information when booking a suspect, increasing the probability that the booking officer will discover prior arrests for the same individual. The RCMP does not retain any ownership interest or residual rights over the CABS system.

Overview

Revenue for software and services has historically accounted for a substantial portion of the Company’s revenue. Typically, the Company enters into a fixed price contract with a customer for the licensing of selected software products and the provision of specific services. The Company generally recognizes total revenue for software and services associated with a contract using percentage of completion method based on the total costs incurred over the total estimated costs to complete the contract. The Company’s revenue is dependent, in large part, on significant contracts from a limited number of customers. As a result, any substantial delay in the Company’s completion of a contract, the inability of the Company to obtain new contracts or the cancellation of an existing contract by a customer could have a material adverse effect on the Company’s results of operations. The loss of certain contracts could have a material adverse effect on the Company’s business, financial condition, operating results and cash flows. As a result of these and other factors, the Company’s results of operations have fluctuated in the past and may continue to fluctuate from period-to-period.

Recent events in the United States have increased awareness of and interest in products that have law enforcement or other security applications. There can be no assurance, however, that such trends will continue or will result in increased sales of the Company’s products and services.

Comparison of results of operations for the three months ended March 31, 2002 and 2001:

Revenues

The Company’s total revenues increased 200% to $1,061,865 for the first quarter ended March 31, 2002 over the comparable prior year first quarter level of $353,836. The higher revenues were directly attributable to higher software sales revenues while other revenues declined in the quarter from the prior year amounts.

Sales of the Company’s software products rose 410% to $985,954 in the first quarter of this year as compared to $193,045 in 2001. The large gain in software sales revenues this year arose primarily from the inclusion of approximately 60% of the revenues earned to March 31, 2002, through the Company’s U.K. business partner, Serco PLC, as a result of a significant order.

Support and services revenues for the first quarter of 2002, at $59,830, were 48% lower than those in the comparable quarter in 2001 of $114,696. The lower 2002 level masks a 14% gain in annual support contract revenues this year over the 2001 first quarter amount. The overall decline resulted from reduced revenues derived from contract services this year, and is solely attributable to the completion of a single special contract that the Company commenced in 2000 directly for BCIT, rather than through a partner, which concluded in mid-2001. As stated last year, the Company is not seeking such contract work but intends to remain focused on both development and more profitable sales of its software products.

Other revenues were $16,081 for the first quarter of 2002, down from $46,095 earned in the first quarter of 2001. These revenues are earned from the sale of components, which are provided in conjunction with the installation or ongoing support of the Company’s products, and the level of sales varies from period to period.

Operating costs

Operating costs totaled $2,201,367 for the first quarter in 2002, which is 120% higher than the total 2001 first quarter expenditures of $1,001,724. The higher costs over the prior year first quarter resulted from increases in staff in most functions, greater travel for both sales and marketing and technical support, and exceptional corporate costs included in the administration category. Operating costs include cost of materials, sales and marketing, technical Services, technology development, administration, interest and amortization.

Costs of materials and services

The costs of materials and services are incurred in conjunction with the support services that the Company provides to customers. These costs amounted to $10,289 in the first quarter of 2002, down 70% from the costs incurred in the first quarter of 2001 of $33,848.

Sales and marketing

Sales and marketing costs for the first quarter of 2002, at $557,748, were 114% higher than the comparable period in 2001 of $260,422. The increase is attributable to higher costs incurred for new sales and marketing representatives in the US, Europe and the Far East, all engaged on a contract basis in the past few months. There were no sales and marketing representatives on contract prior to this time and hence no comparable 2001 costs. In addition, travel and trade show costs for both staff and representatives rose 195% due to the increase in the number of staff members traveling and overall increase in sales and marketing activity this year over that in the prior year when funds were limited. The Company intends to further increase its sales and marketing team during the year and, therefore, expects that quarterly sales and marketing costs will increase in future quarters as a result.

Technical services

Costs for the technical services group were $239,397 in the first quarter of this year, which is 37% higher than the comparable 2001 first quarter costs of $175,018. The 2002 increase reflects primarily a 51% increase in travel costs in support of the installation in Alameda County, California (“Alameda”), necessitated by the technical aspects of the application. The technical services group generally assists the Company’s strategic partners in their installation of its products and also provides clients with any technical support that they may require under annual support contracts. These costs primarily include expenses related to salaries, facilities and travel. While the function costs have increased over the prior year, costs for future quarters are expected to be in line with the first quarter level.

Technology development

Technology development costs for the first quarter ended March 31, 2002 were $369,706, which is 35% higher than the 2001 comparable costs of $273,643. The increase over the prior period reflects a number of additions to staff and higher travel costs incurred during the quarter. The Company added to its development staff throughout 2001 and continues to increase its development group capability. During the quarter, the group finalized for commercial release Version 8 of its ID-2000 facial recognition software, and is providing special support and enhancements for both the Alameda and National Crime Squad applications. Technology development costs are expected to remain at this level throughout the year.

Administration

Administration costs for the first quarter of 2002 were $997,178, which is 349% higher than for the comparable quarter in 2001 of $221,985. Administrative costs include staff salaries and related benefits and travel, professional fees, facility and support costs, shareholder, regulatory and investor relations costs and special financial advisory costs incurred related to the Company’s corporate strategies and a special corporate privatization proposal received in the quarter.

While staff costs remained comparable to those of the prior year, generally all other categories were higher due the increased level of corporate activity this year. Facilities costs rose approximately 50%, professional fees rose over 300%, and shareholder, regulatory and investor relations costs rose approximately 200%, the increase primarily reflecting the Company’s continued corporate branding efforts worldwide. The Company’s financial advisory services costs incurred in the 2002 first quarter aggregated approximately $208,000, including a non-cash component with an imputed value of $78,750, for 37,500 common shares granted as partial compensation to one of the Company’s advisors. No comparable financial advisory costs were incurred in the 2001 first quarter. The Company’s administrative costs are expected to decline to some degree from the first quarter level since such one-time costs as the non-cash share issuance will not recur. Additionally, the Company incurred non-cash costs in 2002 of $145,031 for stock-based compensation as a result of stock options and warrants that were issued as compensation to non-employees. There were no comparable costs incurred in the 2001 first quarter.

Interest and amortization

Interest was earned this year on the additional funds on deposit amounting to $4,827 whereas in the prior comparable quarter, the Company incurred an expense of $32,032 related to outstanding advances that were liquidated late in 2001. Amortization in the first quarter of 2002 amounted to $31,876 as compared to $4,776 for the first quarter of 2001. The increase in amortization expense reflects recent purchasing of equipment whereas in the past, the Company leased most of its equipment to minimize cash outflows from month to month and software purchases that were expensed in the period.

Net loss for the period

Overall, the Company incurred a net loss for the 2002 first quarter of $1,139,502 or $.07 per share, which is 75% higher than the net loss incurred in the first quarter of 2001 of $647,888 or $.05 per share. While revenues rose 200% this period, significantly higher operating costs incurred in virtually all categories to build the Company aggressively served to offset the revenue gain.

Comparison of Results of Operations for the three months ended June 30, 2002 and June 30, 2001:

Revenues

Imagis’ total revenues increased 33% to $991,740 for the second quarter ended June 30, 2002 over the comparable prior year second quarter level of $745,204. The higher revenues were primarily attributable to higher software sales revenues, while support and services revenues declined in the quarter from the prior year amount.

Sales of the Company’s software products rose 41% to $922,622 in the second quarter of this year as compared to $656,047 for the second quarter in 2001. The increase in software sales revenues this year primarily reflects the revenue generated from the licensing contract with Zixsys Inc. (“Zixsys”) announced in May of this year.

Support and services revenues for the second quarter of 2002 were $51,821 and were 41% lower than those in the comparable quarter in 2001 of $87,578. The lower 2002 level resulted from reduced revenues derived from contract services this year, and is solely attributable to the completion of a single special contract the Company had taken on in 2000 directly rather than through a partner and which concluded mid-2001. As stated last year, the Company is not seeking such contract work but intends to remain focused on both development and more profitable sales of its software products.

Other revenues were $17,297 for the second quarter of 2002, whereas comparable revenues of only $1,579 were earned in the second quarter of the prior year. These revenues represent primarily interest earned on short-term investments.

Operating Expenses

Operating expenses totaled $2,649,612 for the second quarter in 2002, which is 158% higher than the 2001 second quarter operating expenses of $1,025,090. The higher costs over the prior year second quarter resulted from increases in permanent and contracted staff, greater travel in sales and marketing and administration, and exceptional corporate costs included in the administrative category. Operating costs include cost of materials and services, sales and marketing, technical services, technology development, administration, interest and amortization.

Cost of Materials and Services

The costs of materials and services are incurred in conjunction with the support services that the Company provides to customers. These costs amounted to $143,172 in the second quarter of 2002, which is significantly higher than the level in the second quarter of 2001 of $35,619. The higher costs reflect a one-time purchase amounting to approximately $71,700 of a component software package required for the installation at Alameda, and a withholding tax charge of $49,000 applied to the Zixsys revenues.

Sales and Marketing

Sales and marketing expenses for the second quarter of 2002 were $836,177, and were 329% higher than those in the comparable period in 2001 of $195,013. The increase is attributable to higher costs incurred for new sales representatives in the US, Europe and the Far East, all engaged on a contract basis in the past few months. There were no contracted sales representatives prior to this time, and hence no comparable 2001 contract costs. In addition, travel and trade show costs for both staff and these representatives rose approximately 280% due to the increase in the number traveling and overall activity this year over that in the prior year when funds were limited. The Company may increase its sales team further in the year through additions to its contract sales group should the need arise but no further additions are currently contemplated. Consequently, the Company expects that quarterly sales and marketing expenses will continue at approximately the current level in future quarters.

Technical Services

Costs for the technical services group were $209,822 in the second quarter of this year, which is 3% lower than the comparable 2001 second quarter costs of $217,413. The costs in both years reflect primarily the travel costs in support of the Alameda installation, necessitated by the technical aspects of the application. This installation is now completed and in the 30-day acceptance period. The technical services group generally assists the Company’s strategic partners in their installation of Imagis’ products and also provides clients any technical support they may require under annual support contracts, and includes primarily costs for salaries, facilities and travel. As the Alameda project is essentially complete at this time, costs for future quarters are expected to trend lower than the second quarter level.

Technology Development

The technology development expenses for the second quarter of 2002 were $413,011, which is 61% higher than the 2001 comparable costs of $255,879. The increase over the prior period reflects a number of additions to staff and higher travel costs incurred this year. The Company has been adding to its development staff throughout 2001 and continues to increase its development group capability. Along with its regular project development assignments, the group is providing special support and enhancements to the UK National Crime Squad application. Technology development expenses are expected to remain at this approximate level throughout the remainder of the year.

Administration

Administrative costs for the second quarter of 2002 were $1,014,145, which is 229% higher than for the comparable quarter in 2001 of $308,032. Administrative costs include staff salaries and related benefits and travel, consulting and professional fees, facility and support costs, shareholder, regulatory and investor relations costs and 2002 special financial advisory costs incurred related to the Company’s corporate strategies, which includes the new strategic partnership achieved with OSI Systems, Inc. and a special corporate privatization proposal received in the first quarter.

While staff costs remained comparable to those of the prior year, generally all other categories were higher due the higher level of corporate activity this year. Facility and support costs generally rose approximately 140% due to the overall permanent and contracted staff growth over the prior year, travel rose 49%, consulting and professional fees rose approximately 500%, and shareholder, regulatory and investor relations costs rose approximately 60%. This last increase primarily reflects the Company’s continued corporate branding efforts worldwide with greater focus during the second quarter in United States. The Company’s financial advisory services costs, incurred in the second quarter 2002 and included in consulting and professional fees, aggregated approximately $241,000 or 73% of total consulting and professional fees expense. No comparable financial advisory costs were incurred in the 2001 second quarter. The Company’s administrative costs are expected to decline to some degree from the second quarter level since the contracted advisory services are concluded now.

Interest and Amortization

Interest expense incurred this year related to financing of equipment amounted to $8,499, down slightly from the level in the prior comparable quarter of $9,600. Amortization in the second quarter of 2002 amounted to $24,786 as compared to $3,534 for the second quarter of 2001. The increase in amortization expense reflects recent purchases of equipment, whereas in the past the Company leased most of its equipment to minimize initial cash outflows.

Net Loss for the Period

Overall, the Company incurred a net loss for the 2002 second quarter of $1,657,872 or $.09 per share, which is 492% higher than the net loss incurred in the second quarter of 2001 of $279,886 or $.02 per share. While revenues rose 33% in the quarter, significantly higher operating costs incurred in sales and marketing, technology development and administration significantly offset the revenue gain.

Comparison of Results of Operations for the six months ended June 30, 2002 and June 30, 2001:

Revenues

Imagis’ total revenues for the first six months increased 87% to $2,053,605 over the comparable prior year first half revenues of $1,100,262. As was the case for the second quarter, the higher revenues were primarily attributable to higher software sales, while other revenue categories were lower in the half than the prior year amounts.

Sales of the Company’s software products rose 125% to $1,908,576 in the first six months of this year as compared to $849,092 for the first six months in 2001. The increase in software sales revenues this year primarily resulted from revenues generated from the Alameda and NCS installations and the Zixsys licensing contract announced in the second quarter of this year.

Support and services revenues for the first half of 2002 were $111,651, which is 47% lower than those in the comparable period in 2001 of $210,095. As noted for the quarter, the lower 2002 level resulted from reduced revenues derived from contract services this year, different from 2001 when revenues were also derived from a special contract the Company had undertaken. First half 2002 revenues from support contracts were virtually unchanged from those earned in the first half of 2001.

Other revenues were $33,378 for the six months this year, whereas revenues of $41,075 were earned in the first half of the prior year. These revenues represent both interest earned on short-term cash investments and miscellaneous replacement parts sales.

Operating Expenses

Operating expenses totaled $4,850,979 for the first six months in 2002, which is 139% higher than the 2001 first half costs of $2,028,036. The higher costs over the prior year first half resulted from increases in staff, greater travel for sales and marketing and administration, and exceptional corporate finance costs included in the administrative category.

Cost of Materials and Services

The costs of materials and services amounted to $153,461 in the first half of 2002, which is 121% higher than the level in the first half of 2001 of $69,467. As for the quarterly results, the higher costs reflect primarily the one time expenditure in the second quarter of $71,700 for software related to Alameda, and a withholding tax charge of $49,000 applied on the Zixsys revenues.

Sales and Marketing

Sales and marketing expenses for the first six months of 2002 were $1,393,925, which is 206% higher than for the comparable six-month period in 2001 of $455,435. Of the increase, approximately $313,000 represents costs incurred for new sales and marketing representatives located throughout the world. There were no sales and marketing representatives on contract prior to this time, and hence no comparable 2001 costs. In addition, travel and trade show costs for both staff and representatives rose approximately 153% due to the increase in the number traveling and overall activity this year over that in the prior year.

Technical Services

Costs for the technical services group were $449,219 for the first half of this year, which is 14% higher than the comparable 2001 first half costs of $392,431. As noted for the quarter, the costs in both years reflect primarily the travel costs in support of the Alameda installation, necessitated by the very technical aspects of the application. The installation ultimately involved full system integration of Imagis’ software with 31 regional detachments operating under varying legacy database systems.

Technology Development

The Technology development expenses for the first six months of 2002 were $782,717, which is 48% higher than the 2001 comparable expenses of $529,522. The increase over the prior period reflects a number of additions to permanent staff and higher travel costs incurred this year.

Administration

Administrative expenses for the first six months of 2002 were $2,011,323, which is 281% higher than the expenses incurred in the comparable six months in 2001 of $531,239. The overall increase can be attributed to a number of factors. Facility costs rose approximately 105%, travel rose 102%, consulting and professional fees rose approximately 290%, and shareholder, regulatory and investor relations costs rose approximately 80%, the increase primarily reflecting the Company’s continued corporate branding efforts worldwide with greater focus during the second quarter in United States. As noted above, the Company’s financial advisory services costs, incurred in the 2002 second quarter and included in consulting and professional fees, aggregated approximately $241,000 which represents 40% of total consulting and professional fees expense. No comparable financial advisory costs were incurred in the first half of 2001.

Interest and Amortization

Interest expense for the first half this year for financed capital equipment amounted to $3,672, down 91% from the level in the prior comparable six-month period of $41,632. Amortization for the first six months of 2002 amounted to $56,662 as compared to $8,310 for the first six months of 2001. The increase in amortization expense reflects recent purchasing of equipment, whereas in the past the Company leased most of its equipment to minimize cash outflows at the time of purchase.

Net Loss for the Period

Overall, the Company incurred a net loss for the first six months of 2002 of $2,797,374 or $.16 per share, which is 202% higher than the net loss incurred in the first six months of 2001 of $927,774 or $.07 per share. As was the case for the second quarter, while revenues rose 87% in the first half, the higher operating costs incurred in sales and marketing, technology development and particularly administration significantly offset this revenue gain.

Comparison of Results of Operations for the three months ended September 30, 2002 and September 30, 2001:

Revenues

Imagis’ total revenues increased 160% to $679,509 for the third quarter ended September 30, 2002 over the comparable prior year third quarter level of $261,583. The higher revenues were primarily attributable to higher software sales revenues. Sales of the Company’s software products rose 286% to $525,351 in the third quarter of this year as compared to $136,000 for the third quarter in 2001. The increase in software sales revenues this year is due to the UK’s National Crime Squad installation and the overall increased number of customers.

Support and services revenues for the third quarter of 2002 were $104,688 and were 16% lower than those in the comparable quarter in 2001 of $124,333. The lower 2002 level resulted from reduced revenues derived from contract services this year, and is solely attributable to the completion of a single special contract the Company had taken on in 2000 directly rather than through a partner and which concluded mid-2001. As stated last year, the Company is not seeking such contract work but intends to remain focused on both development and more profitable sales of its software products. The support revenues are increasing as sales revenues increase and the deferred revenue of $451,898 recorded as at September 30, 2002 consists solely of ongoing support contracts. Other revenues were $49,470 for the third quarter of 2002, whereas comparable revenues of only $1,250 were earned in the second quarter of the prior year. The increase is primarily due to a $34,551 recovery of interest on an account receivable from a customer. The balance of these revenues represents primarily interest earned on short-term investments.

Operating Expenses

Operating expenses totaled $2,322,875 for the third quarter in 2002, which is 155% higher than the 2001 third quarter operating expenses of $910,339. The higher costs over the prior year third quarter resulted from increases in permanent and contracted staff, greater travel in sales and marketing and administration, and exceptional corporate costs included in the administrative category. Operating costs include cost of materials and services, sales and marketing, technical services, technology development, administration, stock based compensation, interest and amortization.

Cost of Materials and Services

The costs of materials and services are incurred in conjunction with the support services that the Company provides to customers. These costs amounted to $21,118 in the third quarter of 2002, which is significantly lower than the level in the third quarter of 2001 of $42,746. The lower costs result from the completion of the installation at Alameda, which installation increased these costs significantly in 2001.

Sales and Marketing

Sales and marketing expenses for the third quarter of 2002 were $803,626, and were 346% higher than those in the comparable period in 2001 of $180,021. The increase is attributable to higher costs incurred for new sales representatives in the US, Europe and the Far East engaged on a contract basis in 2002 and additions to salaried sales staff. The sales representatives’ cost increased 212%. There were no contracted sales representatives prior to this time, and hence no comparable 2001 contract costs. In addition, travel and trade show costs for both staff and these representatives rose approximately 306% due to the increase in the amount of traveling and overall activity this year over that in the prior year when funds were limited. The Company may increase its sales team further in the year should the need arise but no further additions are currently contemplated. Consequently, the Company expects that quarterly sales and marketing expenses will continue at approximately the current level in future quarters.

Technical Services

Costs for the technical services group were $195,819 in the third quarter of this year, which is 25% higher than the comparable 2001 third quarter costs of $156,920. The costs in 2001 year reflect primarily the travel costs in support of the Alameda installation, necessitated by the technical aspects of the application. This installation is now completed. The increased costs in 2002 reflect the increase in software sales and include the costs incurred to complete the Alameda project. The technical services group generally assists the Company’s strategic partners in their installation of Imagis’ products and also provides clients with any technical support they may require under annual support contracts, and includes primarily costs for salaries, facilities and travel. Costs for future quarters will be dependent on the sales levels achieved by the Company.

Technology Development

The technology development expenses for the third quarter of 2002 were $356,955, which is 21% higher than the 2001 comparable costs of $294,245. The increase over the prior period reflects a number of additions to staff and higher travel costs incurred this year. The Company has been adding to its development staff throughout 2002 and continues to increase its development group capability. Along with its regular project development assignments, the group is providing special support and enhancements to the UK National Crime Squad application. Technology development expenses are expected to remain at this approximate level throughout the remainder of the year.

Administration

Administrative costs for the third quarter of 2002 were $763,685, which is 232% higher than for the comparable quarter in 2001 of $229,585. Administrative costs include staff salaries and related benefits and travel, consulting and professional fees, facility and support costs, shareholder, regulatory and investor relations costs and 2002 special financial advisory costs incurred related to the Company’s corporate strategies, which includes the new strategic partnership achieved with OSI Systems, Inc. and a special corporate privatization proposal received in the first quarter.

Generally all categories were higher due to the higher level of corporate activity this year. Staff costs rose 69% due to the addition of staff. Facility and support costs rose 144% over the prior year due to the overall staff growth and use of contract support staff. Travel rose 78% due to management staff travel associated with financing and business alliances. Consulting and professional fees rose approximately 1000%, primarily due to an increase in legal costs of $124,618 and financial advisory consulting costs of $66,650. These costs represent 70% of the total consulting and professional fees and there were no comparable costs in the prior year’s quarter. Shareholder, regulatory and investor relations costs rose approximately 1000%. This last increase primarily reflects the Company’s continued corporate branding efforts worldwide, and totals $75,711, there were no significant comparable costs in the prior year’s quarter. The Company’s administrative costs have declined from the second quarter level due to no longer using the financial advisory services and contract support staff, and management is taking steps to further reduce these costs

Stock based compensation

Stock based compensation for the third quarter was $128,337 and consists of the estimated fair market value of options granted to non-employees, based on the Black-Scholes model. The policy of recording stock based compensation was adopted as of January 1, 2002 consequently there is no comparable figure for the prior year’s quarters.

Interest and Amortization

Interest expense incurred this year related to financing of equipment amounted to $1,232, down slightly from the level in the prior comparable quarter of $1,608. Amortization in the third quarter of 2002 amounted to $52,103 as compared to $5,214 for the third quarter of 2001. The increase in amortization expense reflects recent purchases of equipment.

Net Loss for the Period

Overall, the Company incurred a net loss for the 2002 third quarter of $1,643,367 or $.09 per share, which is 153% higher than the net loss incurred in the third quarter of 2001 of $648,756 or $.04 per share. While revenues rose 160% in the quarter, significantly higher operating costs incurred in sales and marketing, technology development, stock based compensation, and administration significantly offset the revenue gain.

Comparison of Results of Operations for the nine months ended September 30, 2002 and September 30, 2001:

Revenues

Imagis’ total revenues for the nine months increased 101% to $2,733,114 over the comparable prior year nine-month revenues of $1,359,044. As was the case for the third quarter, the higher revenues were primarily attributable to higher software sales. Sales of the Company’s software products rose 147% to $2,433,927 in the first nine months of this year as compared to $985,092 for the first nine months in 2001. The increase in software sales revenues this year primarily resulted from revenues generated from the Alameda and NCS installations, the Zixsys licensing contract announced in the second quarter of this year, and the overall increase in the number of customers.

Support and services revenues for the nine months were $216,339, which is 35% lower than those in the comparable period in 2001 of $334,428. As noted for the quarter, the lower 2002 level resulted from reduced revenues derived from contract services this year, as opposed to 2001 when revenues were also derived from a special contract the Company had undertaken. The nine-month revenues from support contracts in 2002 were higher than those earned in the same period of 2001 and as noted for the quarter, the deferred revenue of $451,898 recorded as at September 30, 2002 consists solely of ongoing support contracts.

Other revenues were $82,848 for the nine months of this year, whereas revenues of $39,524 were earned in the nine months of the prior year. The increase is primarily due to a $34,551 recovery of interest on an account receivable from a customer. The balance of these revenues represents both interest earned on short-term cash investments and miscellaneous replacement parts sales.

Operating Expenses

Operating expenses totaled $7,173,855 for the nine months in 2002, which is 144% higher than the 2001 nine-month costs of $2,935,574. The increase in costs over the prior period resulted from increases in staff, greater travel for sales and marketing and administration, and exceptional corporate finance costs included in the administrative category. Operating costs include cost of materials and services, sales and marketing, technical services, technology development, administration, stock based compensation, interest and amortization.

Cost of Materials and Services

The costs of materials and services amounted to $174,579 in the nine months of 2002, which is 56% higher than the level in the nine months of 2001 of $112,213. The higher costs reflect primarily a withholding tax charge of $49,000 applied on the Zixsys revenues.

Sales and Marketing

Sales and marketing expenses for the nine months of 2002 were $2,197,551, which is 246% higher than for the comparable nine-month period in 2001 of $635,456. Of the $1,562,095 increase, approximately $737,000 represents costs incurred for new sales and marketing representatives located throughout the world, both on a salaried and contract basis. There were no sales and marketing representatives on contract prior to this time, and hence no comparable 2001 costs. In addition, travel and trade show costs for both staff and representatives rose approximately $220,000 or 65% due to the increase in the number traveling and overall activity this year over that in the prior year, and advertising and marketing efforts increased by $145,000 or 350%.

Technical Services

Costs for the technical services group were $645,038 for the nine months of this year, which is 17% higher than the comparable 2001 costs of $549,351. As noted for the quarter, the costs in both years reflect primarily the travel costs in support of the Alameda installation, necessitated by the very technical aspects of the application. The installation ultimately involved full system integration of Imagis’ software with 34 regional detachments operating under varying legacy database systems.

Technology Development

The Technology development expenses for the nine months of 2002 were $1,139,672, which is 38% higher than the 2001 comparable expenses of $823,767. The increase over the prior period reflects a number of additions to permanent staff and higher travel costs incurred this year.

Administration

Administrative expenses for the nine months of 2002 were $2,627,827, which is 247% higher than the expenses incurred in the comparable nine months in 2001 of $758,023. Generally all categories were higher due the higher level of corporate activity this year. Staff, facility and support costs rose 106% over the prior year due to the overall staff growth and use of contract support staff. Travel rose 111% due to management staff travel associated with financing and business alliances. Consulting and professional fees rose approximately 845%, primarily due to an increase in legal costs of $145,000 and financial advisory consulting costs of $548,811. No comparable financial advisory costs were incurred in the nine months of 2001.Shareholder, regulatory and investor relations costs rose approximately 639%. This last increase primarily reflects the Company’s continued corporate branding efforts worldwide. The Company’s administrative costs have declined during the third quarter from the second quarter level due to no longer using the financial advisory services and contract support staff, and management is taking steps to further reduce these costs.

Interest and Amortization

Interest expense for the nine months of this year for financed capital equipment amounted to $4,904, down 89% from the level in the prior comparable nine-month period of $43,240. Amortization for the first nine months of 2002 amounted to $108,765 as compared to $13,524 for the first nine months of 2001. The increase in amortization expense reflects recent purchasing of equipment.

Stock based compensation

Stock based compensation for the nine months was $275,519 and consists of the estimated fair market value of warrants and options granted to non-employees, based on the Black-Scholes model. The policy of recording stock based compensation was adopted as of January 1, 2002 consequently there is no comparable figure for the prior year’s quarters.

Net Loss for the Period

Overall, the Company incurred a net loss for the nine months of 2002 of $4,440,741 or $0.25 per share, which is 182% higher than the net loss incurred in the first nine months of 2001 of $1,576,530 or $0.11 per share. As was the case for the third quarter, while revenues rose 101% during the nine months, the significantly higher operating costs incurred in sales and marketing, technology development, stock based compensation, and particularly administration significantly offset this revenue gain.

SUBSEQUENT EVENTS

(a)	On October 1, 2002, 21,505 common stock purchase options were exercised for total proceeds to the Company of $63,870.

(b)	On November 1, 2002, 5,000 common stock purchase options were exercised for total proceeds to the Company of $5,000.

(c)	On November 8, 2002, 6,667 common stock purchase options were exercised for total proceeds to the Company of $10,001.

(d)	On November 9, 2002, 576,037 special warrants were converted to common shares at a deemed price of $2.17 per special warrant for total deemed proceeds to the Company of $1,250,000.

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

On July 8, 2002, the Company received $1,750,000 US from OSI Systems Inc. for 1,166,667 shares at a price of $1.50 US ($2.28 CDN). OSI Systems also received 291,667 share purchase warrants (expiring July 7, 2004) entitling them to purchase 291,677 common shares of the Company for $1.50 US. The proceeds of this financing will be used both for general working capital requirements and for specific projects identified in the share purchase agreement.

LIQUIDITY AND SOLVENCY

Liquidity and Capital Resources

The Company’s cash on hand at the beginning of the year, including funds on deposit, aggregated $2,760,659. During the first nine months of 2002, the Company received additional funds of $1,368,374 from the exercise of both stock options and warrants. In total, 272,670 options and 606,757 warrants were exercised which resulted in aggregate proceeds to the Company of $266,755 and $1,101,619, respectively. On July 8, 2002, the Company also completed a private placement of 1,166,667 common shares, described below, that resulted in net proceeds to the Company of $2,418,424 after commissions and share issue costs. The total received for the issuance of common shares was $3,786,798.

The Company used these funds primarily to finance its operating loss for the nine-month period. The impact on cash of the loss of $4,440,741, after adjustment for non-cash items and changes to other working capital accounts in the period, primarily an increase in trade and accrued accounts receivable aggregating $1,163,162, resulted in a negative cash flow from operations of $4,860,208. The Company also used funds to purchase capital equipment amounting to $276,642, and to purchase a software application license for $236,395 during the period.

To meet the requirements of the adjusted loss coupled with the equipment and software application license purchases, a call on the Company’s short-term cash deposits amounting to $1,839,495 was made.

In summary, the Company’s cash position rose by $253,049 from $200,659 at the beginning of the year to $453,708 at September 30, 2002, and additional funds on deposit declined from $2,560,000 at January 1, 2002, to $720,505 at the period end. The increase of $253,049 resulted from the additions to cash from the share issuances and the call on the Company’s invested funds netted against the demands on cash for the operations and the capital expenditures incurred during the first nine months of this year.

On July 8, 2002, pursuant to a subscription agreement, the Company issued to OSI Systems Inc. 1,166,667 common shares and 291,667 warrants, each warrant to purchase one common share exercisable until July 8, 2004, at an exercise price of US$1.50 per share, at an aggregate purchase price of US$1,750,000. The subscription agreement provides, among other things, for an adjustment to the purchase price through the issuance of additional shares if the Company issues common shares or other securities convertible into or exercisable for common shares in another financing (with some exceptions) prior to July 9, 2003, at a price less than US$1.50 per share. The warrants provide for a similar adjustment as to the number of warrants and exercise price in the event of such an issuance.

Pursuant to the subscription agreement, the Company also agreed to designate one nominee of OSI to our Board of Directors, and OSI has designated Deepak Chopra, its Chief Executive Officer and a director, who was subsequently appointed as a director of Imagis. As a result of its purchase of the shares and warrants, OSI has become a principal shareholder of Imagis.

In connection with OSI’s purchase of shares and warrants, on July 8, 2002, the Company entered into the following additional agreements with OSI:

i.

Product Development and Marketing Agreement. Under this agreement, the Company formed a strategic alliance with OSI to develop mutually agreed integrated airport and transportation security products using its facial recognition technologies and OSI’s security products. The Company agreed to form an internal transportation security group and commit a minimum of US$250,000 to develop these products and operate this group. Imagis will receive a royalty for all sales made by OSI of products developed under this agreement.

ii.

Software Developer Services Agreement. Under this agreement, Imagis agreed to engage, and OSI agreed to make available, the services of software engineers and equipment in OSI’s software development facility in Hyderabad, India. The Company agreed to pay to OSI a minimum of US$250,000 during the term of the agreement, which expires on June 30, 2003, provided that if the aggregate amount paid to OSI on such date is less than US$250,000, the agreement can be extended for six months.

iii.

Joint Venture Letter of Intent. Under this letter of intent, upon OSI’s establishment of a Brazilian entity to oversee marketing, sales, service and assembly and marketing of OSI’s products, in Brazil and the establishment of an office in Brazil, Imagis will invest US$250,000 for a 20% equity ownership in that entity.

During the second quarter of this year the Company entered into a strategic alliance agreement with Sanyo Semiconductor Company and Intacta Technologies Inc. to form Zixsys Inc. (formerly known as SecurityART Inc.). Zixys will integrate the hardware and software technologies of all three companies and thereafter market security products for use in airports, buildings, laboratories, document authentication and verification for passports, visas and ID cards. During the quarter ended September 30, 2002 Imagis acquired the rights to Intacta Technologies Inc.‘s royalties’ payable under the strategic alliance agreement for consideration of US$150,000.

There can be no assurance that the relationships with OSI or Zixsys or the integration of technologies with OSI or Zixys will prove to be successful in the future or will result in any material revenue for the Company.

As indicated at year-end, management continues to believe that based on current projections, the Company will be able to sustain its operations through the remainder of the year with its present resources. Thereafter, the Company will be required to seek additional financing to fund its operations.

There is no assurance that the Company will be able to secure financing or that such financing will be obtained on terms favorable to the Company. Failure to obtain adequate financing could result in significant delays in development of new products and a substantial curtailment of Imagis’ operations.